Exhibit 99.1

Second Quarter 2008 Report to Shareholders

For the Six Months Ended February 29, 2008

(Unaudited)

Corus Entertainment Inc.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	5
Revenues	6
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Amortization	6
Interest expense	6
Other expense, net	6
Income taxes	7
Net income	7
Other comprehensive income (loss), net of tax	7
Radio	8
Television	9
Content	10
Corporate	11
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Financial Position	12
Liquidity and Capital Resources	13
Cash flows	13
Liquidity	13
Net debt to segment profit	13
Off-balance sheet arrangements and derivative financial instruments	14
Contractual commitments	14
Outstanding Share Data	14
Changes in Internal Control Over Financial Reporting	14
Key Performance Indicators	14
Free cash flow	14
Net debt	15
Net debt to segment profit	15
Impact of New Accounting Policies	15
Recent Accounting Pronouncements	15
Consolidated Financial Statements and Notes	16

Corus	2

Corus Entertainment Inc.
Second Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements)
(thousands of Canadian dollars except per share data)	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
Revenues	178,738	174,729	393,563	383,927
Segment profit
Radio	10,286	9,948	35,757	33,597
Television	43,580	40,804	106,449	101,286
Content	445	2,129	916	3,136
Corporate	(4,793)	(5,642)	(10,439)	(11,040)
Eliminations	215	81	440	258
	49,733	47,320	133,123	127,237

Net income	35,368	19,543	74,755	56,212
Earnings per share
Basic	$0.42	$0.23	$0.89	$0.67
Diluted	$0.41	$0.22	$0.87	$0.65
Weighted average number of shares outstanding (in thousands)
Basic	83,378	84,555	83,633	84,337
Diluted	85,352	86,910	85,748	86,585

Significant Events in the Quarter

•	On December 24, 2007, the CRTC approved the Company’s application to acquire radio station CIGR-FM Sherbrooke from Groupe Génération Rock. (See Broadcasting Decision CRTC 2007-435 for full details.)
•	On December 28, 2007 and January 31, 2008, the Company paid a monthly dividend of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.
•
On January 8, 2008, KidsCo, the global channel owned by the Company, NBC Universal and DIC Entertainment announced that it is expanding to new territories including the Philippines, Indonesia, South Korea, Hong Kong, South Africa and the Middle East within the calendar year.

•
On January 8, 2008 the Company and MTV Networks International (MTVNI) announced plans to extend their multi-year broadcast partnership for Nickelodeon content to encompass all digital rights for Nickelodeon and related brands, covering broadcast, broadband, mobile, video-on-demand, pay-per-view, electronic sell-through and gaming.  Under one new multi-platform agreement, Corus will have Canadian rights across all media for Nickelodeon's award-winning TV properties such as SpongeBob SquarePants and Dora the Explorer, enabling multiplatform management across TV, Internet and mobile. As part of the agreement, Corus will also represent Nickelodeon's popular kids and family web sites, including nick.com, for advertising sales in Canada.

•
On January 9, 2008, the Company announced that their Board of Directors had approved a $0.20 increase in its annual dividend. The Company’s monthly dividend for holders of its Class A and Class B shares increased to $0.09917 and $0.100 respectively. At the new rate, the expected dividend on an annual basis for the Company’s Class A and Class B shares is $1.19 and $1.20 respectively, up from the previous rate of $0.99 and $1.00 respectively.

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•
On January 28, 2008, the Company’s Nelvana Enterprises and ReelTime.com announced they had entered into an agreement to grant ReelTime the VOD rights to episodes from Nelvana’s extensive kids content library.

•
On January 29, 2008, the Company’s Corus Custom Networks, launched EyesOn TV, western Canada’s only channel for long-form advertising. The channel will showcase full-product demonstrations of a variety of household products, collectables, electronic goods, and health and beauty supplies from some of the most successful providers of infotainment.

•	On January 31, 2008, the Company increased its number of radio stations from 52 to 53 with the official closing of its acquisition of radio station CIGR-FM Sherbrooke from Groupe Génération Rock.
•	February 1, 2008 was the effective split date for the Company’s two-for-one stock split for its issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares.
•	On February 7, 2007, The Company was awarded the IR Magazine Award for Best Community Investment Meetings in Canada.
•
On February 13, 2008, the Company announced that the Toronto Stock Exchange (the TSX) had accepted the notice filed to renew its Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX.

•
On February 14, 2008, the Company launched Cosmopolitan Television.  In partnership with Hearst Corporation and inspired by the world’s bestselling women’s magazine, this new addition to the television dial promises fun, flirty and irreverent entertainment for women.

•
On February 29, 2008, the Company’s Nelvana Enterprises and Cartoon Network Enterprises (CNE) announced they have entered into a relationship to support the Company’s exciting new anime property, Bakugan. Through the agreement CNE will serve as the brand’s licensing agent for the non-toy related categories across Europe and Africa. This announcement follows closely on the news of Bakugan’s U.S. broadcast debut on Cartoon Network (Feb. 24, 2008).

•	On February 29, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.

Significant Events Subsequent to the Quarter

•
On March 6, 2007, the Company announced that its network of news-talk stations would help to make the Internet a safer place for children and youth and curb the rise in cyber bullying with an anti-cyber bullying campaign during March and April. CKNW AM 980 (Vancouver), 630 CHED (Edmonton), AM770 CHQR (Calgary), CJOB 68 (Winnipeg), AM980 (London), AM900 CHML (Hamilton), AM640 TORONTO RADIO and 940Montreal will each host their own on-air town hall forums and discussions with local police, school administrators, parents and child welfare groups on the growing trend of cyber bullying and the negative aspects of online and mobile social networking.

•
On March 7, 2007, the Company announced it had reached an agreement to purchase the analog specialty television service CLT (Canadian Learning Television) from CTVglobemedia. The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (CRTC). The acquisition price for CLT is approximately $73 million Cdn (subject to the customary closing adjustments).

•
On March 14, 2007, KidsCo, the joint venture channel owned by the Company, NBC Universal and DIC Entertainment announced that it will go on air in the Philippines and Singapore on 20th March 2008, and in South Korea on April 11, 2008.

•
On March 20, 2007, Corus Radio launched a new concept to Canadian radio: an Internet-driven, 24-hour all-news radio format providing comprehensive and live news around the clock. Based in Edmonton, it will keep listeners informed with continuous 30-minute information packages featuring news, weather, traffic, business news, sports and hyper-local news from citizen journalists.

•	On March 31, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.

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Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and six months ended February 29, 2008 is prepared at March 31, 2008.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2007 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the second quarter was $35.4 million on revenues of $178.7 million, as compared to net income of $19.5 million on revenues of $174.7 million in the prior year.  The current year benefited from a change in long-term future tax rates.  For the quarter, Radio delivered segment profit growth of 3%, while Television’s segment profit increased by 7%.  Please refer to the discussion of segmented results for further analysis.

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Financial Results

Revenues

Revenues for the second quarter were $178.7 million, an increase of 2% over $174.7 million last year.  Both Radio and Television revenues increased by 4%, while Content decreased by 24% in the quarter.  For the six-month period, revenues of $393.6 million represented a 3% increase over $383.9 million last year.  Radio and Television revenues have increased by 5% and 4%, respectively, while Content revenues have decreased by 22%.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the second quarter were $129.0 million, up 1% from $127.4 million in the prior year.  For the six-month period, expenses were $260.4 million, also an increase of 1% over the prior year.  Expense increases in Television were the result of higher program rights and film amortization, expenses increased at Radio as the result of having two additional stations relative to last year.  Expenses at Content decreased as the result of lower revenues, and decreased at Corporate as result of the impact of a lower share price on stock-based compensation.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first two quarters was $11.3 million, an increase of $0.8 million from last year.  This increase reflects the timing of capital expenditures and a charge for redundant Corporate assets in the first quarter.

Amortization

The Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008.  Under these standards, financing fees are included in the carrying amount of the associated debt and amortized over its expected life using the effective interest rate method.  The amortization calculated under this method is now included in interest expense.

Interest expense

Interest expense for the second quarter was $10.1 million, up from $9.0 million last year, while for the six-month period interest expense of $21.1 million represented a $3.2 million increase over the prior year.  Interest on long-term debt is essentially unchanged from the prior year.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the first six months of fiscal 2008 was 5.5%.  Other interest, which includes imputed non-cash interest on the discounting of financial instruments, increased by $3.0 million from the prior year.  This is largely the result of implementing the new financial instruments guidance in fiscal 2008.

Other expense, net

Other expense for the second quarter was insignificant in both the current and prior year. For the year to date, other expense of $3.9 million represents a decrease of $2.6 million from the prior year.  The current year includes restructuring charges of $2.8 million, incurred primarily in the Television segment, while the prior year includes $6.8 million in restructuring charges, incurred primarily in the Television and Content segments.  Interest income declined as a result of lower cash and cash equivalents balances.

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Income taxes

The effective tax rate for the first two quarters of fiscal 2008 was 20.2%, compared to the Company’s 33.7% statutory rate.

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 on October 31, 2007 became substantively enacted.  As a result, the Company was required to re-measure its income tax assets and liabilities using the reduced rates.  As a result of this change, as well as other items, the Company recorded income tax recoveries of $13,212 in the second quarter of fiscal 2008.

Net income

Net income for the second quarter was $35.4 million, as compared to $19.5 million last year.  Earnings per share for the second quarter were $0.42 basic and $0.41 diluted, compared with $0.23 basic and $0.22 diluted last year.  For the year-to-date, net income in fiscal 2008 was $74.8 million, or $0.89 basic and $0.87 diluted earnings per share, compared to net income of $56.2 million, or $0.67 basic and $0.65 diluted earnings per share, last year.

Other comprehensive income (loss), net of tax

Other comprehensive loss for the quarter was $6.1 million, compared to income of $0.4 million in the prior year.  For the six-month period, the loss in the current year was $12.9 million compared to income of $1.0 million in the prior year.  This loss is the result primarily of the change in the unrealized fair value of the Company’s interest rate swap.  As the Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008, there is no comparative figure for this change in unrealized fair value.

Corus	7

Radio

The Radio division comprises 53 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	61,478	58,836	141,003	134,427
Direct cost of sales, general and administrative expenses	51,192	48,888	105,246	100,830
Segment profit	10,286	9,948	35,757	33,597

Revenues for the second quarter were $61.5 million, representing a 4% increase over the prior year.  Local airtime revenues increased by 2% and national airtime revenues increased by 8% compared to the prior year.  For the six-month period, revenues of $141.0 million represented a 5% increase over the prior year.  Local airtime revenues increased by 3% and national airtime revenues increased by 8% compared to the prior year.  Other ancillary revenues also increased from the prior year.  Strong revenue growth for the quarter and year-to-date was achieved in the west, with low single-digit growth in Ontario and Quebec.    Corus’ expectation is that it will exceed market growth in the markets in which it broadcasts.  This occurred in several important markets, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the six months ended February 29, 2008.  Overall, Corus grew by 3%, compared to total market growth of 5%, however this result is skewed somewhat by several new competitors in Calgary, where Corus grew by 7% compared to market growth of 16%, and a shrinking market in French-language Montreal and some softness in Toronto’s performance.

Direct cost of sales, general and administrative expenses for the second quarter were $51.2 million, up 5% from the prior year.  For the six-month period, expenses of $105.2 million represented a 4% increase over the prior year.  Expenses increased for employee-related costs and production and programming costs, due in part to having three additional stations relative to last year, while regulatory costs decreased from the prior year.

Segment profit for the second quarter was $10.3 million, an increase of 3% from last year.  For the six-month period, segment profit was $35.8 million, an increase of 6% from the prior year.  This segment profit increase represents a slight margin improvement for the Radio segment.

Corus	8

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Cosmopolitan Television and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

Financial Highlights

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	104,574	100,168	230,693	222,809
Direct cost of sales, general and administrative expenses	60,994	59,364	124,244	121,523
Segment profit	43,580	40,804	106,449	101,286

Revenues for the second quarter were $104.6 million, up 4% from the corresponding period last year, while for the six-month period revenues also grew by 4% to $230.7 million.  Advertising revenue grew by 6% in the quarter and 3% for the six-month period, while subscriber revenue grew by 1% in the quarter and 3% for the six-month period over the prior year.  Other ancillary revenues, primarily derived through service work in the studio, were also up in the quarter and year-to-date.  Specialty advertising growth was 8% for the quarter and 4% for the year-to-date led by strong double-digit growth at W Network. Movie Central finished the quarter with 884,000 subscribers, up 2% from the same period last year.

Direct cost of sales, general and administrative expenses were $61.0 million for the second quarter and $124.2 million for the six-month period, representing increases of 3% and 2%, respectively, from the prior year.  The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 8% for both the quarter and year-to-date period.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio.  These increased costs were offset by effective cost containment in other general and administrative overhead which decreased by 5% in the quarter and 6% in the six-month period relative to the same period last year.  General and administrative expenses included an increase in marketing costs, lower regulatory fees, foreign exchange gains and lower employee-related costs. Television incurred $2.6 million in restructuring expenses in the first quarter, related to the Toronto operations.  These costs are reflected in other expense, net and are excluded from segment profit.

Segment profit for the second quarter was $43.6 million, up 7% from the prior year, while segment profit of $106.4 million for the six-month period represented a 5% increase over the prior year.

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Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

Financial Highlights

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	13,218	17,320	22,775	29,066
Direct cost of sales, general and administrative expenses	12,773	15,191	21,859	25,930
Segment profit	445	2,129	916	3,136

Revenues for the first two quarters were $22.8 million, representing a 22% decrease compared to the prior year.  Included in Content’s revenues for the year-to-date are inter-company revenues of $0.9 million.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the first two quarters were $21.9 million, down 16% from the prior year.  This decrease is the result of lower revenues in the period.

Segment profit for the first two quarters was $0.9 million, compared to $3.1 million in the same period last year.  The Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corus	10

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2008	2007	2008	2007
Stock-based compensation	1,999	2,206	4,754	4,125
Other general and administrative costs	2,794	3,436	5,685	6,915
General and administrative expenses	4,793	5,642	10,439	11,040

General and administrative expenses decreased to $10.4 million in the first two quarters from $11.0 million in the same period last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The decrease in stock-based compensation in the current year relates to a change in the vesting assumptions for Company’s Performance Share Unit plan.

Other general and administrative costs are down from the prior year primarily as a result of foreign exchange gains and lower costs related to short-term incentive based compensation.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended February 29, 2008.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2007, except as noted in note 2 to the unaudited consolidated financial statements.

(thousands of Canadian dollars
except per share amounts)
				Earnings per share
	Revenues	Segment profit	Net income	Basic	Diluted
2008
2nd quarter	178,738	49,733	35,368	$0.42	$0.41
1st quarter	214,825	83,390	39,387	0.47	0.46
2007
4th quarter	187,204	50,184	21,219	$0.25	$0.25
3rd quarter	197,612	63,500	29,587	0.35	0.34
2nd quarter	174,729	47,320	19,543	0.23	0.22
1st quarter	209,198	79,917	36,669	0.44	0.43
2006
4th quarter	184,979	44,515	46,642	$0.56	$0.54
3rd quarter	181,562	57,702	23,154	0.27	0.27

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Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2007, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.
•	Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2007.  In particular, there is no material change to the risks associated with potential changes to regulatory fees as discussed in Managements’ Discussion and Analysis for the year ended August 31, 2007.

Financial Position

Total assets at February 29, 2008 were $1.97 billion, compared to $1.94 billion at August 31, 2007.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2007.

Current assets increased by $9.7 million.  Cash and cash equivalents decreased by $1.0 million.  Please see the discussion of cash flows below.  Accounts receivable increased by $6.2 million from year end, but has decreased by $28.4 million from the end of the previous quarter.  The accounts receivable balance typically grows in the first and third quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Non-current assets increased by $19.7 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets increased by $1.3 million, due to investments made in Content’s international channel ventures.  Program and film rights (current and non-current) increased by $17.2 million, as additions of acquired rights of $88.6 million were offset by amortization of $72.0 million as well as a transition adjustment related to the implementation of new financial instruments standards.  In particular, investments in programming were made relating to the launch of the Cosmopolitan Television digital channel in the second quarter.  Film investments increased by $2.6 million as net film spending of $29.5 million was offset by film amortization and accruals for tax credits.

Current liabilities decreased by $3.5 million.  Accounts payable and accrued liabilities decreased by $2.0 million and income taxes payable decreased by $1.5 million.  Accounts payable and accrued liabilities related to working capital decreased by $10.6 million, while non-working capital accruals for program rights, film investments and dividends increased by $8.6 million, as the Company invested in television programming and increased its dividend.  Income taxes payable decreased due to the timing of income tax installments.

Non-current liabilities increased by $15.2 million.  Long-term debt increased by $16.0 million, as the Company used its credit facility to finance its Normal Course Issuer Bid.  Other long-term liabilities increased by $3.5 million primarily as a result of recognizing the fair value of $6.5 million of the interest rate swap.  This was offset by the payment of public benefit liabilities, and certain stock-based compensation obligations becoming current in nature.  Other components of long-term liabilities, which consist primarily of the long-term portion of program rights payable, were impacted by a transition adjustment related to the implementation of the new financial instruments standards. Net future tax liability (including current future tax asset) decreased by $7.9 million primarily due a change in the long-term future tax rates and other items in the second quarter.

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Share capital decreased by $7.3 million as a result of the repurchase and cancellation of shares with a book value of $17.4 million under the Company’s Normal Course Issuer Bid, offset by the exercise of employee stock options.  Contributed surplus increased by $3.3 million as a result of expensing stock-based compensation for the period.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position has decreased by $0.1 million in the first two quarters of fiscal 2008, compared to a decrease of $6.9 million in the prior year.  Free cash flow for fiscal 2008 to date is $32.7 million, compared to free cash flow, after adding back business combinations, of $19.4 million in the prior year.  The Company improved its working capital position in fiscal 2008 relative to fiscal 2007.

Cash provided by operating activities in fiscal 2008 to date is $44.0 million, compared to $30.0 million last year.  This increase is a result of higher operating and net income, as well as an improvement in the working capital position.

Cash used in investing activities in fiscal 2008 to date is $11.3 million, compared to cash used of $57.4 million last year. The prior year includes $46.6 million in cash outflow related to the TELETOON acquisition.  Capital expenditures are $2.4 million lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2008 to date is $33.7 million, compared to cash provided of $20.4 million in the prior year.  In the current year, the Company drew on its credit facility in order to finance its Normal Course Issuer Bid.  The Company continued purchasing its own shares under an ongoing issuer bid that was renewed in the second quarter of fiscal 2008.  In the first two quarters of fiscal 2008, 1,644,100 shares were purchased and cancelled at an average price of $24.32 per share for cash consideration of $40.0 million.  The exercise of employee stock options resulted in $9.2 million in cash receipts, while $21.6 million in dividends were paid.

Liquidity

As at February 29, 2008, the Company has available $165.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at February 29, 2008, the Company had a cash balance of $32.4 million and a total working capital balance of $112.4 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at February 29, 2008, net debt was $594.3 million, up from $577.4 million at August 31, 2007.  This increase in net debt is a result of the cash outflows incurred by the Company’s Normal Course Issuer Bid.  Net debt to segment profit at February 29, 2008 was 2.4 times, unchanged from August 31, 2007.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

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Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at February 29, 2008 is $6.5 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its performance share unit plan.  The estimated fair value of this instrument at February 29, 2008 is $1.2 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

Contractual commitments

There have been no significant contractual obligations entered into during fiscal 2008.

Outstanding Share Data

As at March 31, 2008, 3,445,858 Class A Voting Shares and 79,675,664 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the six months ended February 29, 2008 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2007, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
(thousands of Canadian dollars)	2008	2007	2008	2007
Cash provided by (used in):
Operating activities	39,983	18,102	43,971	30,115
Investing activities	(4,349)	(4,065)	(11,267)	(57,406)
Free cash flow	35,634	14,037	32,704	(27,291)

Corus	14

Net debt
(thousands of Canadian dollars)	As at February 29, 2008	As at August 31, 2007
Long-term debt	626,649	610,697
Cash and cash equivalents	(32,382)	(33,347)
Net debt	594,267	577,350

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at February 29, 2008	As at August 31, 2007
Net debt [numerator]	594,267	577,350
Segment profit (1) [denominator]	246,807	240,921
Net debt to segment profit	2.4	2.4

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

In adopting these recommendations, the Company made adjustments to its opening balance sheet as at September 1, 2007.  The adoption of these standards did not have a significant impact on net income for the three and six months ended February 29, 2008.

Recent Accounting Pronouncements

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The Section also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards and U.S. GAAP by eliminating the practice of recognizing as assets a variety of startup, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required in Canada for publically accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

Corus	15

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at February 29,	As at August 31,
[in thousands of Canadian dollars]	2008	2007
ASSETS [note 5]
Current
Cash and cash equivalents	32,382	33,347
Accounts receivable	157,559	151,380
Income taxes recoverable	972	-
Prepaid expenses and other	10,328	10,921
Program and film rights	127,654	125,068
Future tax asset	15,062	13,518
Total current assets	343,957	334,234

Tax credits receivable	25,601	16,875
Investments and other assets	18,769	17,492
Property, plant and equipment, net	73,911	78,342
Program and film rights	105,291	90,687
Film investments [note 3]	69,161	66,593
Deferred charges	-	4,100
Broadcast licenses	533,876	532,812
Goodwill	795,817	795,832
	1,966,383	1,936,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	164,058	166,083
Income taxes payable	-	1,474
Total current liabilities	164,058	167,557

Long-term debt [note 5]	626,649	610,697
Other long-term liabilities [note 6]	68,318	64,773
Future tax liability	96,472	102,851
Total liabilities	955,497	945,878

Non-controlling interest	17,244	15,196

SHAREHOLDERS’ EQUITY
Share capital [note 7]	874,911	882,244
Contributed surplus [note 7]	13,515	10,250
Retained earnings	123,252	95,568
Accumulated other comprehensive loss [note 16]	(18,036)	(12,169)
Total shareholders’ equity	993,642	975,893
	1,966,383	1,936,967

See accompanying notes

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer	Heather A. Shaw Executive Chair
April 9, 2008

Corus	16

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

[unaudited]	Three months ended		Six months ended
[in thousands of Canadian dollars	February 29,	February 28,	February 29,	February 28,
except per share amounts]	2008	2007	2008	2007
Revenues	178,738	174,729	393,563	383,927
Direct cost of sales, general and administrative expenses	129,005	127,409	260,440	256,690
Depreciation	5,510	5,336	11,279	10,502
Amortization	-	389	-	955
Interest expense [note 8]	10,073	9,035	21,062	17,907
Other expense, net [notes 4 and 9]	38	41	3,925	6,563
Income before income taxes and non-controlling interest	34,112	32,519	96,857	91,310
Income tax expense (recovery) [note 10]	(2,547)	11,768	19,591	32,406
Non-controlling interest	1,291	1,208	2,511	2,692
Net income for the period	35,368	19,543	74,755	56,212

Earnings per share [note 13]
Basic	$0.42	$0.23	$0.89	$0.67
Diluted	$0.41	$0.22	$0.87	$0.65

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Six months ended
[unaudited]	February 29,	February 28,	February 29,	February 28,
[in thousands of Canadian dollars]	2008	2007	2008	2007
Net income for the period	35,368	19,543	74,755	56,212
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(295)	388	(1,267)	1,009
Unrealized change in fair value of available-for-sale investments	-	-	183	-
Unrealized change in fair value of cash flowhedges	(5,788)	-	(11,790)	-
	(6,083)	388	(12,874)	1,009
Comprehensive income for the period	29,285	19,931	61,881	57,221

See accompanying notes

Corus	17

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended		Six months ended
[unaudited]	February 29,	February 28,	February 29,	February 28,
[in thousands of Canadian dollars]	2008	2007	2008	2007
Share capital
Balance, beginning of period	875,052	872,113	882,244	870,563
Issuance of shares under Stock Option Plan	3,070	15,974	9,838	18,345
Shares repurchased	(3,441)	(500)	(17,401)	(1,321)
Repayment of executive stock purchase loans	230	234	230	234
Balance, end of period	874,911	887,821	874,911	887,821

Contributed surplus
Balance, beginning of period	11,534	7,573	10,250	6,878
Stock-based compensation	2,050	1,162	3,919	2,080
Exercise of stock options	(69)	(285)	(654)	(508)
Balance, end of period	13,515	8,450	13,515	8,450

Retained earnings
Balance, beginning of period	104,578	78,451	95,568	51,585
Cumulative impact of accounting changes [note 2]	-	-	(1,594)	-
Adjusted opening balance	104,578	78,451	93,974	51,585
Net income for the period	35,368	19,543	74,755	56,212
Dividends	(12,488)	(9,151)	(22,891)	(18,192)
Share repurchase excess [note 7]	(4,206)	(514)	(22,586)	(1,276)
Balance, end of period	123,252	88,329	123,252	88,329

Accumulated other comprehensive loss
Balance, beginning of period	(11,953)	(10,907)	(12,169)	(11,528)
Cumulative impact of accounting changes [note 2]	-	-	7,007	-
Adjusted opening balance	(11,953)	(10,907)	(5,162)	(11,528)
Other comprehensive income (loss), net of tax	(6,083)	388	(12,874)	1,009
Balance, end of period	(18,036)	(10,519)	(18,036)	(10,519)

See accompanying notes

Corus	18

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
[unaudited]	February 29,	February 28,	February 29,	February 28,
[in thousands of Canadian dollars]	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income for the period	35,368	19,543	74,755	56,212
Add non-cash items:
Depreciation	5,510	5,336	11,279	10,502
Amortization of program and film rights	35,910	33,963	71,987	66,164
Amortization of film investments	7,695	11,100	12,611	18,968
Other amortization	-	389	-	955
Future income taxes	(9,984)	5,329	(5,063)	8,047
Non-controlling interest	1,291	1,208	2,511	2,692
Stock-based compensation	804	4,132	3,688	6,051
Other	1,736	(160)	4,274	570
Net change in non-cash working capital balances related to operations	8,772	(6,664)	(24,911)	(31,640)
Payment of program and film rights	(35,385)	(40,958)	(77,682)	(78,904)
Net additions to film investments	(11,734)	(15,116)	(29,478)	(29,502)
Cash provided by operating activities	39,983	18,102	43,971	30,115

INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,908)	(4,061)	(7,127)	(9,553)
Business combinations	(1,106)	-	(774)	(46,645)
Net change in other investments and assets	(286)	1,341	(1,421)	1,395
Decrease in public benefits associated with acquisitions	(49)	(1,345)	(1,945)	(2,603)
Cash used in investing activities	(4,349)	(4,065)	(11,267)	(57,406)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	579	(24,696)	20,407	24,931
Issuance of shares under Stock Option Plan	3,001	15,689	9,184	17,837
Shares repurchased	(7,647)	(1,014)	(39,987)	(2,597)
Dividends paid	(11,111)	(9,039)	(21,591)	(18,078)
Dividend paid to non-controlling interest	-	(1,524)	(1,603)	(1,524)
Other	79	(9)	(79)	(177)
Cash provided by (used in) financingactivities	(15,099)	(20,593)	(33,669)	20,392
Increase (decrease) in cash and cashequivalents during the period	20,535	(6,556)	(965)	(6,899)
Cash and cash equivalents, beginning of period	11,847	43,293	33,347	43,636
Cash and cash equivalents, end of period	32,382	36,737	32,382	36,737

See accompanying notes

Corus	19

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”].  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter.  As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.	ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2007 annual consolidated financial statements, except as described below.

Changes in accounting policies

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each period are included in net income for the period.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost as the Company has the ability and intention to hold to maturity. Financial instruments measured at amortized cost use the effective interest method of amortization.

Corus	20

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are classified as available for sale and are presented at their fair value, with gains or losses arising from the revaluation at the end of each period included in other comprehensive income to the extent of hedge effectiveness.

In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet as at September 1, 2007:

Debits (credits)	As at September 1, 2007
Investments and other assets [a]	8,482
Program and film rights [b]	(4,946)
Deferred charges [c]	(4,100)
Long-term debt [c]	4,205
Other long-term liabilities [b]	2,332
Future tax liability	(560)
Retained earnings [b] [c]	1,594
Accumulated other comprehensive loss [a]	(7,007)

[a]
An increase to investments of $8,768 was booked to record unrealized gains on derivative contracts, and a decrease of $286 was booked to record unrealized losses on investments.  This resulted in a net-of-tax transition adjustment of $7,007 to accumulated other comprehensive loss.

[b]
Decreases to program and film rights and other long-term liabilities were booked to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings.

[c]
Decreases to deferred charges and long-term debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with long-term debt.  This resulted in a transition adjustment of $105 to retained earnings.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.  The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition guidance.

The adoption of these standards did not have a significant impact on net income for the three and six months ended February 29, 2008.

Pending accounting changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The Section also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards and U.S. GAAP by eliminating the practice of recognizing as assets a variety of startup, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

Corus	21

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required in Canada for publically accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

3.	FILM INVESTMENTS

	As at February 29, 2008	As at August 31, 2007
Projects in development and in process, net of advances	18,457	22,772
Completed projects and distribution rights	34,121	28,874
Investments in third-party-produced film projects	16,583	14,947
	69,161	66,593

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006, the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter, and severances in the Montréal Radio cluster in the fourth quarter.  In the first quarter of fiscal 2008, the Company recorded an additional $2,822 in restructuring expenses in the Television segment.  These costs are included in other expense, net.  To date, $22,395 has been paid in respect of these provisions, and as at February 29, 2008, $2,253 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2008.

5.	LONG-TERM DEBT

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at February 29, 2008, the weighted average interest rate on the outstanding bank loans was 5.2%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.  Interest on the bank loans averaged 5.5% for the first two quarters of fiscal 2008.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at February 29, 2008.

Corus	22

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

6.	OTHER LONG-TERM LIABILITIES

	As at February 29, 2008	As at August 31, 2007
Public benefits associated with acquisitions	5,439	7,200
Unearned revenue from distribution and licensing offilm rights	8,760	9,403
Program rights payable	35,675	32,079
Stock-based compensation obligations	979	4,947
Deferred leasehold inducements	5,903	5,959
Derivative fair value	6,479	-
Other	5,083	5,185
	68,318	64,773

7.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Effective on February 1, 2008, the Class A Voting Shares and Class B Non-Voting Shares were split on a two-for-one basis.  Accordingly, the comparative number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one split.

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2007 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2007	3,445,858	26,684	81,024,594	855,560	882,244
Issuance of shares under Stock Option Plan	-	-	565,176	9,838	9,838
Shares repurchased	-	-	(1,644,100)	(17,401)	(17,401)
Repayment of executive stock purchase loans	-	-	-	230	230
Balance as at February 29, 2008	3,445,858	26,684	79,945,670	848,227	874,911

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The maximum number of shares that can be reserved for issuance under the plan is 8,169,284.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

Corus	23

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

As a result of the two-for-one stock split, the number of outstanding options was adjusted in accordance with existing plan provisions.  All prior period option numbers as well as weighted average exercise prices and fair values per option have been retroactively adjusted to reflect the two-for-one stock split.

During the second quarter of fiscal 2008, the Company granted 255,800 stock options with a weighted average exercise price of $21.825 per share and a term of seven and a half years.  The weighted average fair value of the stock options granted in fiscal 2008 was $4.15 per option.

As at February 29, 2008, the Company has outstanding stock options for 4,311,456 Class B Non-Voting Shares, of which 3,561,856 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2008, the Company has recorded stock-based compensation expense for the three- and six-month periods of $473 and $913 (2007 - $739 and $1,515).  This charge has been credited to contributed surplus.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal 2008
Expected life	Five years
Risk-free interest rate	3.80%
Dividend yield	2.75%
Volatility	22.6%

Performance Share Units

The Company has granted Performance Share Units [“PSUs”] to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange [“ the TSX”] at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the three and six  months ended February 29, 2008 in respect of this plan was $(51) and $835 (2007 - $1,043 and $2,045).  A reduction in the Company’s share price has led to an adjustment to the assumptions underlying the expense recognition of this plan in the second quarter of fiscal 2008.  The current year’s expense includes a charge of $1,066 (2007 - income of $1,926) generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Corus	24

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

Long-term Incentive Plan

In fiscal 2006, the Company implemented a long-term incentive plan for senior management based on share appreciation targets.  The Company has recorded stock-based compensation expense for the three and six months ended February 29, 2008 of $1,577 and $3,006 (2007 - $424 and $565).  This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On February 13, 2008, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 6,000,000 Class B Non-Voting Shares.

During the first two quarters of fiscal 2008, the Company repurchased and cancelled 1,644,100 Class B Non-Voting Shares at an average price of $24.32 per share, for a total cash consideration of $39,987.  This cash consideration exceeded the carrying value of the shares repurchased by $22,586, which amount was charged to retained earnings.

In March 2008, a further 298,900 Class B Non-Voting Shares were purchased and cancelled.

8.	INTEREST EXPENSE

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
Interest on long-term debt	8,473	8,435	17,015	16,869
Other interest	1,600	600	4,047	1,038
	10,073	9,035	21,062	17,907

Other interest includes imputed interest expense on financial liabilities calculated using the effective interest rate method.

9.	OTHER EXPENSE, NET

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
Interest income	(170)	(182)	(344)	(600)
Foreign exchange gains and losses	(10)	(95)	285	(117)
Losses from equity investments	108	(18)	409	300
Restructuring charges	(11)	604	2,822	6,764
Asset disposal losses	-	-	597	-
Other	121	(268)	156	216
	38	41	3,925	6,563

Corus	25

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

10.	INCOME TAXES

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for the first two quarters of fiscal 2008 and 2007 is as follows:

	Fiscal 2008		Fiscal 2007
	$	%	$	%
Tax at combined federal and provincial rates	32,676	33.7	32,507	35.6
Reduction in future taxes resulting from statutory rate change	(10,204)	(10.5)	-	-
Recovery of various future tax liabilities	(3,008)	(3.1)	-	-
Other	127	0.1	(101)	(0.1)
	19,591	20.2	32,406	35.5

11.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 53 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio.  Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products.  Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited financial statements, except as noted in note 2 above.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Transactions between reporting segments are recorded at fair value.

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

[a]  Revenues and segment profit

Three months ended February 29, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	61,478	104,574	13,218	-	(532)	178,738
Direct cost of sales, general and administrative expenses	51,192	60,994	12,773	4,793	(747)	129,005
Segment profit	10,286	43,580	445	(4,793)	215	49,733
Depreciation	1,754	2,624	14	1,118	-	5,510
Interest expense	270	812	49	8,942	-	10,073
Other expense, net	(94)	213	284	(365)	-	38
Income before income taxes and non-controlling interest	8,356	39,931	98	(14,488)	215	34,112

Three months ended February 28, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	58,836	100,168	17,320	-	(1,595)	174,729
Direct cost of sales, general and administrative expenses	48,888	59,364	15,191	5,642	(1,676)	127,409
Segment profit	9,948	40,804	2,129	(5,642)	81	47,320
Depreciation	1,454	2,863	30	989	-	5,336
Amortization	-	89	-	300	-	389
Interest expense	242	-	176	8,617	-	9,035
Other expense, net	316	(38)	465	(702)	-	41
Income before income taxes and non-controlling interest	7,936	37,890	1,458	(14,846)	81	32,519

Six months ended February 29, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	141,003	230,693	22,775	-	(908)	393,563
Direct cost of sales, general and administrative expenses	105,246	124,244	21,859	10,439	(1,348)	260,440
Segment profit	35,757	106,449	916	(10,439)	440	133,123
Depreciation	3,173	5,250	50	2,806	-	11,279
Interest expense	517	1,686	692	18,167	-	21,062
Other expense, net	(128)	3,672	1,037	(656)	-	3,925
Income before income taxes and non-controlling interest	32,195	95,841	(863)	(30,756)	440	96,857

Six months ended February 28, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	134,427	222,809	29,066		(2,375)	383,927
Direct cost of sales, general and administrative expenses	100,830	121,523	25,930	11,040	(2,633)	256,690
Segment profit	33,597	101,286	3,136	(11,040)	258	127,237
Depreciation	2,823	5,673	55	1,951	-	10,502
Amortization	-	355	-	600	-	955
Interest expense	472	39	266	17,130	-	17,907
Other expense, net	751	5,378	1,687	(1,253)	-	6,563
Income before income taxes and non-controlling interest	29,551	89,841	1,128	(29,468)	258	91,310

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

[b]  Segment assets

	As at February 29, 2008	As at August 31, 2007
Radio	725,325	725,410
Television	1,101,886	1,065,585
Content	83,570	80,723
Corporate	58,119	68,519
Eliminations	(2,518)	(3,270)
	1,966,383	1,936,967

Assets are located primarily within Canada.

12.	FINANCIAL INSTRUMENTS

Fair values

The fair values of financial instruments have been determined as follows:

Current assets and liabilities

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

Investments and other assets

The fair value of publicly traded shares included in this category is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Other long-term liabilities

The fair values of financial instruments in this category approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Derivative financial instruments

The fair values of derivative financial instruments are determined based on quotations by the counterparties to the agreements.

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

The estimated fair values of these agreements are as follows:

	February 29, 2008		August 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Interest rate swap agreements	(6,479)	(6,479)	-	8,767
Total return swap agreements	(1,231)	(1,231)	(497)	(497)

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
Net income for the period [numerator]	35,368	19,543	74,755	56,212

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	83,378	84,555	83,633	84,337
Effect of dilutive securities	1,974	2,355	2,115	2,248
Weighted average number of shares outstanding - diluted	85,352	86,910	85,748	86,585

14.	CONSOLIDATED STATEMENT OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
Interest paid	7,682	9,214	17,414	17,093
Interest received	170	182	344	600
Income taxes paid	19,521	22,847	27,334	26,076

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Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
February 29, 2008
[in thousands of Canadian dollars except share information]

15.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
Direct cost of sales, general and administrative expenses	(65)	256	(959)	370
Other expense, net	(10)	(96)	285	(117)
Total foreign exchange gains (losses)	(75)	160	(674)	253

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows:

	As at February 29, 2008	As at August 31, 2007
Foreign currency translation adjustment	(13,436)	(12,169)
Unrealized gain on cash flow hedge	(4,600)	-
	(18,036)	(12,169)

17.	SUBSEQUENT EVENT

On March 8, 2008, the Company announced that that it had reached an agreement to purchase the analog specialty service CLT (Canadian Learning Television) from CTVglobemedia.  The transaction is subject to regulatory approval by the Canadian Radio-television and Telecommunications Commission.  The acquisition price for CLT is approximately $73,000 [subject to the customary closing adjustments].

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